 Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

W. P. Carey Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	4.250% Senior Notes due 2032	457(r)	$699,790,000.00(1)	99.526%	$696,472,995.40(1)	0.00014760	$102,799.41
	Total Offering Amounts					$696,472,995.40(1)		$102,799.41
	Total Fees Previously Paid
	Total Fee Offsets
	Net Fee Due							$102,799.41

(1) €650,000,000 aggregate principal amount. The amount to be registered and the proposed maximum aggregate offering price is based upon a Euro-to-U.S. dollar exchange rate of €1 to $1.0766 as of May 7, 2024 as reported by the European Central Bank.